Exhibit 4.32

CELYAD ONCOLOGY SA

2021 WARRANTS PLAN

Incentive plan relating to a grant of subscription rights (Warrants) established in accordance with the Companies and Associations Code and articles 41 to 47 of the Act of 26 March 1999 relating to the Belgian action plan for employment 1998 and having various provisions

PREAMBLE

This Warrants Plan of CELYAD ONCOLOGY SA (the “Plan”) aims to motivate and inspire loyalty among the Beneficiaries. Well aware of the fact that their contribution is essential to the development of its activities and the growth of its results, the Company wishes to give the Beneficiaries the opportunity to become shareholder or to increase their participation, hoping to make a financial gain in the event of a positive evolution of the results and, consequently, the Company’s value.

The Plan’s principles have been determined by the Board of Directors and have been approved by the general shareholders’ meeting.

In addition, the list of beneficiaries, as well as the exercise price of the Warrants have been determined by the Board of Directors prior to the Offer.

The Plan is drawn up in accordance with the applicable provisions of the Belgian act of 26 March 1999 (and more precisely section VII hereof) governing the shares with a discount and stock-options (articles 41 to 47).

The conditions governing the exercise of the Warrants must also be read in the light of the provisions of the “Dealing Code” which is applicable within the Company and available on the Company’s website (www.celyad.com).

1.	DEFINITIONS

Share	:	A new share of the Company, granting the same rights and advantages as the existing shares of the Company.

Allocation Bad Leaver	: :	The allocation of Warrants following the acceptance of an Offer. Has the meaning given in article 8.6 of the Plan.

Beneficiary	:	A current Member of the Staff, of the management or of the Board of Directors of the Company, working as an employee, as a self-employed people or through a management company, to whom at least (1) Warrant has been allotted.

Conditions for Exercice	:	The conditions under which the Beneficiaries are entitled to exercise a Warrant during the Exercise Periods.

Board of Directors	:	The board of directors of the Company.

Offer Letter	:	The template attached hereto in Annex 1 – offer letter.

Reply Form	:	The template attached hereto in Annex 2 – Reply form.

Exercise Form	:	The template attached hereto in Annex 3 – Exercise form.

Good Leaver	:	Has the meaning given in article 8.6 of the Plan

Act relating to Stock Options	:	The Act of 26 March 1999 relating to the Belgian action plan for employment of 1998 and having various provisions.

Member of the Staff	:	Has the meaning provided under Article 1:27 of the new companies and associations Code

Offer	:	The offer of at least one (1) Warrant to one or more Beneficiaries, in accordance with the provisions of the Plan.

Warrant	:	A subscription right issued by the Company, granting the Beneficiaries the right to subscribe, in accordance with the terms and conditions as set out in the Plan, during the Exercise periods, to a number of Shares determined by the Plan, against payment of the Price of Exercise.

Exercice Period	:	The period during which the Warrants may be exercised in accordance with the Plan.

Plan	:	This incentive plan.

Exercise Price	:	The amount payable for the exercise of a Warrant pursuant to the Plan.

Company	:	Celyad Oncology SA, a public limited liability company, registered with the register of legal entities kept at the Crossroads Bank for Enterprises under number 0891.118.115 (RLE Brabant Wallon) and of which its shares are listed on EURONEXT Brussels, EURONEXT Paris and NASDAQ Global Market.

Affiliated Companies	:	Means any company controlled by the Company.

2.	GENERAL MECHANISM OF THE OFFER OF WARRANTS

Pursuant to the Plan, the Company allots to the Beneficiaries a certain number of Warrants. These Warrants have been issued by decision of the Board of Directors within the framework of the authorized capital. The Warrants are then allotted upon decision of the Board of Directors resolving on the recommendation of the Remuneration Committee.

Each Warrant gives its holder the right (but not the obligation) to subscribe, under the Exercise Conditions, during the Exercise Periods and against payment of the Exercise Price, to one Share.

3.	BENEFICIARIES

The Warrants may be offered to any individual performing professional services, whether in principal or secondary, for the direct or indirect benefit of the Company or an Affiliated Company, in his capacity of an employee or future employee, in his capacity of a current or future self-employed people (as the case may be through a management company) or in his capacity of director.

The Warrants Offer does not create any right, on the part of the Beneficiaries, to receive (additional) Warrants in the future.

The Warrants Offer and the right to exercise these are not part of the employment agreement or service agreement concluded with the Company and therefore cannot be considered as an acquired right.

Since the allocation and the exercise of the Warrants do not depend of the past or future performances of the Beneficiaries, it cannot be qualified as a variable remuneration under Article 7:92 of the Companies and Associations Code.

In addition, the Beneficiaries expressly accept that the decisions relating to the Warrants fall within the exclusive and discretionary competence of the Company. This grant shall not be taken into account in the calculation of any indemnity whatsoever which may be due to the Beneficiaries.

4.	CLOSED PERIODS

The Beneficiaries shall have to comply, if need be, with the provisions imposed by the Company. Amongst other rules, the Warrants cannot be exercised during the “closed periods” determined by the Company or by the law.

5.	WARRANTS

5.1	Number of Warrants per Beneficiary

The number of Warrants offered to each of the Beneficiaries is freely determined by the Board of Directors, acting upon the recommendation of the Remuneration Committee. As the case may be, the Board of Directors may empower the managing director (CEO) in order to determine the allocation of Warrants in favor of Beneficiaries (other than members of the Board of Directors and members of the Executive Committee).

5.2	Nature of the Warrants

The Warrants are exclusively in registered form. As soon as they are offered and accepted, the Warrants will be numbered and recorded in a special register, which will be kept up to date as regards the amount of Warrants held by each Beneficiary.

5.3	Price of the Warrants

The Warrants will be allotted free of charge to the Beneficiaries.

5.4	Term of the Warrants

Warrants are allotted for a limited term at their issuance.

Notwithstanding this term, the Exercise Period is determined by the Board of Directors in accordance with the article 8.4.

Any Warrant that has not been exercised on its date of maturity may no longer be exercised without the Beneficiary being able to invoke any right to compensation.

5.5	Non-transferability and securities

The Warrants are strictly personal and may not be transferred after the Offer, except in the event of death as provided in article 9 below.

Warrants may not be pledged or used as security, of any kind, as principal or accessory.

Warrants that may have been transferred, pledged or used as a security of any kind, whether as a principal or accessory, in violation of the provisions of this article 5.5, shall not be exercisable.

6.	OFFER OF WARRANTS

6.1	Date of the Offer

The Company will send each Beneficiary a personalized Offer Letter for a number of Warrants.

The Warrants are deemed to be offered to the Beneficiaries as from the date of dispatch of the Offer Letter.

6.2	Acceptance or rejection of the Offer

The Beneficiary is free to accept the Offer, either in whole or in part, or to reject it.

A Reply Form is sent to each Beneficiary together with the Offer Letter, by which the Beneficiary notifies his decision as regards the Offer: acceptance (either in whole or in part) or rejection.

The Reply Form is delivered, completed and signed, at the latest on the date mentioned on the Reply Form, at the address mentioned therein.

The Offer of Warrants will be considered as altogether rejected if the Beneficiary did not accept the Offer in writing within sixty (60) days as from the date of the Offer, without the Beneficiary being able to claim any right to indemnification.

In case of absence of a signature, or if the Reply Form is not returned or is returned belatedly, the Offer will be considered as rejected as a whole.

From a Belgian tax point of view, the Stock Option Law considers that the Warrants are deemed to have been allotted on the sixtieth (60th) day following the date of the Offer, provided that the Beneficiary has notified in writing his Acceptance of the Offer before expiry of this period. The acceptance of the Offer must be notified to the Company prior to the expiry of the sixty (60) day period referred to above, in accordance with this article 6.2, otherwise the Offer is deemed to be altogether rejected.

6.3	Acceptance of the Plan

Acceptance of the Offer by the Beneficiary entails the unconditional acceptance of the Plan.

7.	ACQUISITION (VESTING) OF WARRANTS

Notwithstanding the Allocation of the Warrants to the Beneficiaries, the Warrants are acquired by the Beneficiaries, subject to compliance with the Conditions for Exercise provided for in article 8 and without prejudice to an eventual acceleration as provided under article 8.8, in accordance with the following terms:

•

If the Beneficiary stops exercising his professional activities for the benefit of the Company before the first anniversary of the Offer, the Warrants awarded to him shall be qualified as void and they cannot be exercised anymore;

•	If the Beneficiary stops exercising his professional activities for the benefit of the Company during the second year after the Offer, 33% of the Warrants awarded to him shall be considered as vested;

•	If the Beneficiary stops exercising his professional activities for the benefit of the Company during the third year after the Offer, 66% of the Warrants awarded to him shall be considered as vested;

•

If the Beneficiary still exercises his professional activities for the benefit of the Company after the third anniversary of the Offer, 100% of the Warrants awarded to him shall be considered as vested.

For the purposes of this article the Beneficiary shall no longer be deemed to be carrying on his professional activity for the benefit of the Company as from the date on which he issued or received a notice of termination of his employment or co-operation agreement.

8.	THE EXERCICE OF WARRANTS

8.1	Conditions for Exercice

The exercise of Warrant is subject to Conditions for the Exercise provided for in the Plan.

8.2	Exercice Price

The Exercise Price is equal to the fair market value of the Company’s shares at the time of the Offer. This value is determined by the Board of Directors and corresponds to:

•	either the closing price of the Company’s Share on the day before the date of the Offer;

•	or the average of the thirty (30) calendar days preceding the date of the Offer of the closing price of the Company’s Share.

The exercise price of each Warrant will be stipulated in the Letter of Offer to each Beneficiary.

8.3	Consequences of the Exercice

In the event of exercise of the Warrants, the Shares issued in consideration for the exercise will be in registered or dematerialized form according to the decision of the Beneficiaries. Such Shares shall have the same characteristics as the existing Shares of the Company.

8.4	Exercise Period

The Execrise Period will be determined by the Board of Directors prior to the Offer. The Offer Letter wil indicate the Exrcise Period. Without prejudice to article 8.8 of the Plan, the Warrants can be exercised between the first day of the fourth calendar year following the Offer and until the last day of the seventh calendar year following the Offer (the “Exercise Period”).

Without prejudice to the respect of the Exercise Period, and in order to streamline the exercise of the Warrants and to limit the costs associated with their exercise, the exercise of the Warrants and the corresponding capital increases may only take place during exercise windows (the “Exercise Windows”) corresponding to the first month of each quarter during the Exercise Period.

Where relevant, the exercise of the Warrants will be recorded by notary deed within a maximum of 30 days following the closing of each Exercise Window.

8.5	Number of Shares per Warrant

One (1) Warrant gives right to subscribe to (1) Share.

8.6	Attendance – Good Leaver and Bad Leaver

8.6.1	In the event that the employment agreement or service agreement between the Company (or one of its Affiliated Companies) and a Beneficiary (or management company of a Beneficiary) comes to an end:

(a)

as a result of death, incapacity, retirement, termination of the employment agreement or service agreement without any serious misconduct of the Beneficiary, resignation of the Beneficiary or unilateral breach by the Beneficiary of his employment agreement or service agreement, the Beneficiary shall be referred to as “Good Leaver”;

(b)	as a result of termination of the employment agreement or service agreement for serious misconduct of the Beneficiary, the Beneficiary will be referred to as “Bad Leaver”.

The qualification as Good Leaver or Bad Leaver will take place on the date of the determination of the above situation, namely on the date on which the event is brought to the attention of the parties. In this regard, the Beneficiary is referred to as Good / Bad Leaver on the date of notification of termination of his contract, even if he must then provide a notice period.

With regards to the people enjoying the status of Beneficiary because they are Director or provide products or services to the Company as a self-employed but on a regular basis (or, when appropriate, via a management or services company), the words “dismissal or revocation” and “voluntary termination” refer to the various hypotheses in which a contract for the delivery of these products or services is being terminated permanently either by the

Company or by the Beneficiary or the management or services company. The words “serious misconduct” refer to the hypothesis in which this termination is based on a serious breach by the Beneficiary or the management or services company of their contractual obligations. An interruption of more than six months in the delivery of the products or the services is considered as a permanent termination.

In case the labor contract is suspended for more than six months in total, the consequences of said suspension on the rights related to the Warrants granted by the Company will be determined individually by the Company.

8.6.2

Notwithstanding the realization of the vesting provided for in article 7 of the Plan, Warrants can no longer be exercised in the event that the Beneficiary is considered to be a Bad Leaver prior to the exercise of the Warrants.

8.6.3	Terms of Exercise

A Beneficiary willing to exercise its Warrants will specify, upon their exercise, the numbers of the Warrants that he intends to exercise. In situations where the Beneficiary does not specify the numbers, the Beneficiary will be deemed to have exercised its Warrants in the chronological order in which they were allocated, from the oldest to the most recent.

The Warrants can be exercised upon delivering an Exercise Form to the Company, for the attention of the Board of Directors. The Exercise Form can be (i) delivered in person with delivery receipt, (ii) sent by registered mail or (ii) faxed with immediate confirmation by registered mail.

The Exercise Form must be completed in full and signed by the Beneficiary, and must mention the number of Warrants that the Beneficiary intends to exercise.

8.7	Terms of payment

The payment shall be made by bank transfer of the Price of Exercise of all exercised Warrants to the Company’s account as indicated by the latter in the Exercise Form.

The Beneficiary shall have a period of ten (10) days as from the sending of the Exercise Form to proceed with the payment.

8.8	Acceleration of the vesting and exercise of the Warrants

Notwithstanding the delays and periods provided under articles 7 and 8.4 of the Plan, the Warrants can be immediately exercised by the Beneficiaries in the following situations:

(a)	share capital increase in cash without suspension of the preferential rights of the existing shareholders;

(b)	Takeover bid on the Shares of the Company as of the announcement of the public offer by the FSMA;

(c)	Change of control on the Company;

(d)	Conclusion of a “Strategic Partnership” with an important industrial actor, active in the life-science sector, and only if the “Strategic Partnership” is qualified as such by the Board of Directors.

As soon as possible and from the occurrence of one of these events at the latest, the Company shall notify the Beneficiaries in order to allow them to exercise their Warrants for a minimum ten (10) days period since notification. If the Warrants are not exercised during this ten (10) days period they will only be exercised under the conditions provided by articles 7 and 8.4 of the Plan.

The Shares issued further to the exercise of the Warrants under the present article 8.8 can be, upon decision of their holder, immediately dematerialised, listed and traded on the market.

The eventual tax consequences of the acceleration of the vesting and exercise will be borne by the concerned Beneficiaries.

9.	DEATH OF THE BENEFICIARY

In the event of the death of the Beneficiary, its Warrants can be exercised by its legal successors. Successors and assigns are subject to the same rules than the Beneficiaries.

In the event of the death of the Beneficiary prior to the exercise of Warrants, the provisions of article 7 (vesting) will not be applicable. Legal heirs will therefore be able to exercise 100% of the Warrants that were allocated to the deceased Beneficiary.

The rules of succession will be followed. However, where they are several legal heirs or where bare property rights/usufruct have been separated, a sole representative of the succession will be appointed by the successors and assigns for the purpose of exercising the Warrants.

The Company reserves the right to suspend the right to exercise the Warrants as long as this appointment has not taken place and as long as it has not been duly notified.

10.	NATURE OF THE SHARES ISSUED UPON THE EXERCISE OF THE WARRANTS

10.1	Nature of the Shares

The Shares are shares identical to the other shares issued by the Company.

10.2	Rights attached to the Shares

The Shares issued upon the exercise of the Warrants will benefit from the same rights and advantages (including voting rights) than the existing Shares of the Company.

10.3	Transferability of the Shares

The transfer of Shares is subject to the terms and conditions defined in the articles of association of the Company.

11.	OPERATIONS AUTHORISED

Without prejudice to the legally prescribed exceptions, the Company may pass all resolutions that it deems necessary in relation to its capital, its articles of association or its management. Such resolutions may include, amongst others, capital reduction, with or without reimbursement for the shareholders, a capital increase by way of incorporation of reserves whether or not with the issue of new shares, a capital increase in kind, a capital increase in cash with or without restriction or cancellation of the preferential subscription rights of the shareholders, the issuance of profit shares, convertible bonds, preferred shares, bonds cum warrants or conventional bonds or warrants, an amendment the provisions of the articles of associations with regards to the distribution of the profits or the (net) liquidation proceeds or other rights attached to the common shares, a splitting of shares, a payment of dividend in shares, the dissolution of the Company, a legal merger, a legal demerger or a contribution or transfer of a totality or a branch of activity whether or not combined with the exchange of shares. The Company may pass such resolutions even if these implied or may imply that the benefits for the Warrant Holder arising from the issuance and the Warrant exercise provisions or the law may be reduced unless such reduction is, in an obvious way, the sole objective of such a resolution.

However, in the event of a merger or demerger, the Board of Directors has an obligation of means to ensure that the Warrants outstanding at the date of these transactions are adjusted in accordance with the exchange ratio applied to the Company’s existing shares.

Moreover, in case of a capital reduction or any similar transaction resulting into a decrease of the Company’s equity as a result of a decision of the shareholders taken by the general assembly, the exercise price of the Warrants may be modified by decision of the Board of Directors notified to the Beneficiaries in order to compensate for the loss of value resulting from the equity decrease. The possible amendment will be applicable as soon as the Beneficiaries have been notified, without them having to formally accept it.

The number of shares corresponding to the Warrants will be adjusted to reflect and take into account any increase or decrease in the number of shares of the Company resulting from a demerger or regrouping, as the case may be.

12.	COSTS

12.1	The Company

All costs associated with the issue of Warrants will be borne by the Company.

If the underlying Shares are delivered on a securities account, the subscribed Shares will be delivered free of charge insofar as the account is being held at a financial institution in Belgium.

12.2	The Beneficiaries

Nihil

13.	INTERPRETATION OR AMENDMENT OF THE PLAN

The Board of Directors is competent for making any decision deemed useful or necessary in order to interpret, amend or implement the Plan in compliance with all applicable laws. Any decision having legal effect will be communicated in writing to the Beneficiaries concerned.

14.	INFORMATION OF BENEFICIARIES

The Allocation of Warrants is not, on the part of the Company, an incentive or a recommendation to subscribe to the Warrants, nor to exercise them subsequently. The Beneficiaries are consequently invited to inform themselves and, as the case may be, to be advised to make decisions likely to have a significant effect on their assets.

The Company cannot be held liable for any damage or losses possibly incurred by the Beneficiaries on account of their participation to the Plan.

15.	INVALIDITY OF A PROVISION

The invalidity or unenforceability of one of the provisions of the present Plan does not affect in any manner the validity or enforceability of the other provisions of the Plan. In such cases, the invalid or unenforceable provision will be replaced by another equivalent provision, valid and enforceable, with a similar economic effect for the parties concerned.

16.	NOTIFICATIONS

Any notification to the holders of Warrants will be made to the address mentioned in the subscription rights register of the Company. Any notification to the Company or Board of Directors will be duly carried out to the address of the registered office of the Company.

Any changes of address must be notified in compliance with the present provision.

17.	APPLICABLE LAW AND JURISDICTION

17.1	Applicable law

The Plan and the Warrants are governed by Belgian law.

17.2	Jurisdiction

Any dispute arising out of the interpretation, execution, application, validity or resolution of the Plan shall be subject exclusively to the court of the judicial district of the registered office of the Company.

Annex 1 – Offer Letter

[Date]

Re : Offer of Warrants

The Company Celyad Oncology SA is pleased to offer you [●] Warrants, at a price of exercise of [●] EUR per Warrant.

The terms governing these Warrants are contained in the Plan, a copy of which is enclosed.

The Exercise Period is

By way of indication, you shall note that the value of the Shares which will be taken into account for the calculation of the taxable benefit, in particular for the determination of the professional withholding tax by the Company, amounts to [●] EUR per Warrant.

The Reply Form annexed hereto must be sent within sixty (60) days as from the Offer, completed in full and signed, to Celyad SA, for the attention of the Board of Directors.

Please bear in mind that, in the absence of a signature, in the absence of a delivery or in case of tardy delivery of the Reply Form, the Warrants will be deemed to be refused in their entirety.

Sincerely yours,

Celyad Oncology SA,

Annex 2 – Reply Form

Allocation

The undersigned                                                                                                        (NAME)

Domiciled in :

                                                                                                                                    (FULL ADDRESS)

hereby declares that he/she is aware of the incentive Plan put in place by the Company Celyad Oncology SA and accepts the terms and conditions of the Offer as provided for in the Plan.

The undersigned hereby notifies its decision as regards the Allocation dated                      (DATE).

He/She declares that :

•	he/she accepts the Warrants offered

•	he/she accepts of Warrants offered

•	refuses all Warrants offered

(Complete and delete as appropriate)

The undersigned acknowledges that:

•	the acceptance of the Offer of Warrants is a taxable benefit and that he/she will be for the payment of taxes in connection with the Warrants;

•	the Price of Exercise of the Warrants is set at [●] EUR per Warrant;

•	each Warrant allows for the subscription to 1 Share Celyad Oncology.

Done in                      on

Signature

Important:	1) This document must be sent to [●] before [●], duly completed and signed.

2) Failing to send or sign this document in a timely manner will cause the Warrants to be deemed to be all refused.

Annex 3 – Exercise Form

INCENTIVE PLAN – CELYAD ONCOLOGY SA

The undersigned                                                                                                                (NAME)

Domiciled in :

                                                                                                                                               (FULL ADDRESS)

Hereby declares that he/she exercises the following Warrants, pursuant to the terms provided for in the incentive Plan dated                      (DATE):

                     (NUMBER) Warrants, allocated on                      (DATE) at a Price of Exercise of                      (AMOUNT) EUR =                      (AMOUNT) EUR

Total amount:                      EUR

This amount will be paid to the bank account N° [●] (NUMBER) with value dated at the latest on [●] (DATE).

I hereby acknowledge that if the above mentioned amount is overdue or is not paid in full on [●] (DATE), the exercise will not take place.

Done in                      on

Signature